[Sutherland Asbill & Brennan LLP Letterhead]

December 21, 2012

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:                           Priority Senior Secured Income Fund, Inc.
File Nos. 333-182941 and 811-22725

Dear Mr. Di Stefano:

On behalf of Priority Senior Secured Income Fund, Inc. (the “Fund”), set forth below is the Fund’s response to the additional oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on December 4, 2012 regarding (i) Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-182941 and 811-22725) (the “Registration Statement”), and the prospectus (the “Prospectus”) and statement of additional information (the “Statement of Additional Information”) included therein, and (ii) the Fund’s letter, dated November 13, 2012, responding to comments provided by the Staff (the “Response Letter”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.  Where revisions to the Prospectus are referenced in the Fund’s responses below, such revisions are reflected in the marked pages attached hereto.

General

1.              We note your response to prior comment 1 in the Response Letter regarding the Fund’s three separate classes of common stock. Please revise the disclosure throughout the prospectus, where appropriate, to clarify that each of the three classes of common stock will have identical rights with respect to voting and distributions by the Fund to its common stockholders, and each share of common stock of the Fund, regardless of its class, will bear its own pro rata portion of the expenses of the Fund and will have the same net asset value.

Response: The Fund has revised the “Prospectus Summary,” “Questions and Answers About this Offering,” “Description of Our Securities” and “Plan of Distribution” sections of the Prospectus in response to the Staff’s comment.

2.              We note the Fund’s Class I shares may be sold to fee-based programs, which the Fund notes are referred to as “wrap accounts.”  Please revise the Fund’s disclosure throughout the Prospectus, where appropriate, to discuss what would happen in the event a participant in a wrap account were to decide to liquidate his or her investment in the wrap account pertaining to the Fund’s shares after they have been purchased by such account.

Response: The Fund has revised the cover page of the Prospectus, as well as the “Prospectus Summary,” “Risk Factors,” “Questions and Answers About this Offering,” “Description of Our Securities” and “Share Repurchase Program” sections of the Prospectus in response to the Staff’s comment.

*         *         *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:                                M. Grier Eliasek, Prospect Capital Management LLC

Stanton Eigenbrodt, Behringer Harvard Holdings, LLC

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PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2012

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Minimum Offering of 200,000 Shares
Maximum Offering of 100,000,000 Shares

Priority Senior Secured Income Fund, Inc.

We are a newly-formed, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended. Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We expect to seek to achieve our investment objective by investing, under normal circumstances, at least 80% of our total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, which we collectively refer to as "Senior Secured Loans," with an emphasis on current income. Our investments may take the form of the purchase of Senior Secured Loans (either in the primary or secondary markets) or through investments in entities that in turn own a pool of Senior Secured Loans. This investment objective may be changed by our Board of Directors if we provide our stockholders with at least 60 days prior notice. We intend to implement our investment objective in part by purchasing (either in the primary or secondary markets) the equity and junior debt tranches of a type of such pools known as Collateralized Loan Obligations, or "CLOs." We refer to such investments, together with direct investments in Senior Secured Loans, collectively as "Target Securities." Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is diverse by Senior Secured Loan, borrower, and industry, with limitations on non-U.S. borrowers.

We intend to elect to be treated for federal income tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by Priority Senior Secured Income Management, LLC, a private investment firm that is registered as an investment adviser with the Securities and Exchange Commission and is an affiliate of ours. Priority Senior Secured Income Management, LLC oversees the management of our activities and is responsible for making investment decisions for our portfolio. Our administrator, Prospect Administration LLC, will provide administration services necessary for us to operate.

Through Behringer Securities LP, an affiliate of our investment adviser and the dealer manager for this offering, we are offering up to 100,000,000 shares of our common stock (our "shares") in this offering at an initial offering price of $10.00 per share. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares. We will not sell any shares unless we raise gross offering proceeds of $2.0 million, all of which must be from persons who are not affiliated with us or Priority Senior Secured Income Management, LLC, by one year from the date of this prospectus, which we refer to as the minimum offering requirement. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account.

We are offering our shares on a continuous basis at an initial offering price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 5% decrease below our current net offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares and, as a result, may receive fractional shares. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years.

Our shares will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our shares are not currently listed on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future, if ever. We intend to, but are not obligated to, implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. You will have no right to require us to repurchase your shares or any portion thereof. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See "Share Repurchase Program." Accordingly, you should consider that you may not have access to the money you invest until we complete a liquidity event, which may not occur until three years following the completion of this offering, if at all. This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there is no assurance that we will complete a liquidity event within our proposed timeframe or at all. Accordingly, you may be unable to sell your shares and receive proceeds until at least 2018. As a result of the foregoing, an investment in our shares is not suitable for investors that require short-term liquidity. See "Liquidity Strategy."

Investing in our shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of publicly traded closed-end investment companies frequently trade at a discount to their net asset value. If our shares begin trading publicly and trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. See "Risk Factors" beginning on page 29 to read about the risks you should consider before buying our shares, including the risk of leverage.

Purchasers of our shares are subject to dilution as a result of expenses we will incur in connection with this offering. In addition, we intend to continue to issue shares, which subjects your ownership percentage in us to further dilution. See "Risk Factors—Risks Related to an Investment in Our Shares—Investors in this offering will incur dilution" and "—Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us."

This prospectus contains important information about us that a prospective investor should know before investing in our shares. Please read this prospectus before investing and keep it for future reference. We have filed with the SEC a statement of additional information dated as of the date of this prospectus, as may be amended ("SAI"), containing additional information about us. The SAI is incorporated by reference in its entirety into this prospectus. See "Available Information" for a listing of the contents of the SAI. We will also file annual, semi-annual and quarterly reports, proxy statements and other information about us with the Securities and Exchange Commission, or the "SEC." This information and the SAI will be available free of charge by contacting us at 10 East 40th Street, 44th Floor, New York, New York, 10016, or by telephone at (212) 448-0702 or on our website at *www.priority-incomefund.com*. The SEC also maintains a website at *www.sec.gov* that contains the SAI, and any amendments thereto, and other information regarding us.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Minimum	Total Maximum
Price to Public(1)	$10.00	$2,000,000	$1,000,000,000
Sales Load(2)	$1.00	$200,000	$100,000,000
Proceeds to the Registrant and Other Persons(3)	$9.00	$1,800,000	$900,000,000

(1) Assumes all shares are sold at the initial offering price per share.

(2) This table assumes that all shares sold in this offering are Class R shares that incur a full sales load. The sales load includes 7.0% of selling commissions and 3.0% of dealer manager fees. The "dealer manager fee" refers to the portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares. Under certain circumstances, as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in connection with certain purchases. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. See "Plan of Distribution."

(3) Before expenses incurred in connection with the offering and distribution of the shares offered hereby. We estimate that we will incur approximately $100,000 of expenses in connection with this offering if the minimum number of shares is sold and approximately $15 million of expenses if the maximum number of shares is sold.

Because you will pay a sales load of up to 10% and estimated offering expenses of up to 1.5% (assuming that the maximum number of shares is sold), if you invest $100 in our shares and pay the full sales load, $88.50 of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10.00, you would have to experience a total return on your investment of 13% in order to recover these expenses. See "Use of Proceeds."

The date of this prospectus is   , 2012.

Behringer Securities LP

or the proceeds of preferred stock to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred stock would be borne by holders of our shares. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent to employing leverage.

While a registered closed-end management investment company may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. To provide our stockholders with limited liquidity, we intend to, but are not obligated to, conduct quarterly repurchase offers pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement. This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See "Share Repurchase Program." Therefore, stockholders may not be able to sell their shares promptly or at a desired price.

Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.

We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. See "—Liquidity Strategy" for a discussion of what constitutes a liquidity event. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all.

See "Investment Objective and Strategy" for additional information regarding our investment strategy.

Market Opportunity

CLOs are investment vehicles that own a broadly assorted pool of Senior Secured Loans. A CLO uses the cash flows from a broadly assorted portfolio of Senior Secured Loans to service multiple classes of rated debt securities, the proceeds of which together with the junior capital tranches are used to fund the purchase of the underlying Senior Secured Loans. A CLO is a special purpose vehicle (typically formed in the Cayman Islands or another similar foreign jurisdiction) formed to purchase the Senior Secured Loans and issue rated debt securities and equity tranches and/or unrated debt securities (generally treated as equity interests). The rated debt tranches consist of long-term, financing with specified financing terms, including floating interest rates at a stated spread to LIBOR. See "Risk Factors—Risks Related to Our Investments—Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments" and "—Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect."

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shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock.

We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000. Pursuant to this prospectus, we are required to raise at least $2.0 million, all of which must be from purchasers not affiliated with us or our Adviser, within one year from the commencement of our offering in order to meet the minimum offering requirement. Upon satisfying the minimum offering requirement, offering proceeds will be released to us and we will commence operations.

We are offering our shares on a continuous basis at an initial offering price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 5% decrease below our current net offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at *www.priority-incomefund.com*.

In addition, a non-temporary decline in our estimated net asset value per share to an amount more than 5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our Board of Directors, in consultation with our Adviser, reasonably and in good faith determines that the decline in estimated net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 5% below our current net offering price and (ii) our Board of Directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our Board of Directors will undertake to establish a new net offering price that is not more than 5% above our net asset value per share plus selling commissions, dealer manager fees and organizational and offering expenses. If, instead, our Board of Directors determines that the decline in our estimated net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions, dealer manager fees and organizational and offering expenses, which represents a premium to the estimated net asset value per share of greater than 5%.

Behringer Securities LP will act as the dealer manager in connection with the sale of shares registered in this offering. The dealer manager was formed in 2001 and is an affiliate of our Adviser.

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $1,000 and pay such amount at the time of subscription. Prior to our meeting the minimum offering requirement, you should make your check payable to "UMB Bank, N.A., as escrow agent for Priority Senior Secured Income Fund, Inc." Subsequent to our meeting the minimum offering requirement, you should make your check payable to "Priority Senior Secured Income Fund, Inc." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions received prior to our meeting the minimum offering requirement will be deposited into an interest-bearing account. See "—How to Subscribe."

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repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

While we intend to conduct quarterly repurchase of our shares as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See "Share Repurchase Program."

Liquidity Strategy

We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as "liquidity events." While our intention is to pursue a liquidity event immediately following the completion of this offering, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that a suitable transaction will be available or that market conditions will permit a liquidity event. As a result, a liquidity event may not occur within our projected timeframe or at all. In making a determination of what type of liquidity event is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our shares on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program.

Advisory Fees

Our Adviser will be compensated for its services. Under the Investment Advisory Agreement, our Adviser is entitled to a fee consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 2.0% of our total assets. The base management fee is payable quarterly in arrears and is calculated based on the average value of our total assets as of the end of the two most recently completed calendar quarters. The subordinated incentive fee, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon our "pre-incentive fee net investment income" for the immediately preceding quarter and will be subordinated to a preferred return on the value of our net assets at the end of the immediately preceding calendar quarter equal to 1.5% per quarter, or an annualized rate of 6.0%. See "Investment Advisory Agreement—Overview of Our Adviser—Advisory Fees."

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Q: How long will this offering last?

A: This is a continuous offering of our shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. Your ability to purchase shares and submit shares for repurchase will not be affected during this time.

Q: What happens if you do not raise a minimum of $2.0 million in this offering?

A: We will not sell any shares unless we receive a minimum of $2.0 million in cash for our shares, all of which must be from persons who are not affiliated with us or our Adviser, by one year from the date of this prospectus. Purchases by our directors, officers and any affiliates of us or our Adviser will not count toward meeting this minimum threshold. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not meet the minimum offering requirement by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest) to subscribers, and we will stop offering shares. We will not deduct any fees if we return funds from the escrow account. If we meet the minimum offering amount requirement, the proceeds held in escrow, plus interest, will be released to us.

Q: Will I receive a share certificate?

A: No. Our Board of Directors has authorized the issuance of our shares without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all of our shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs. It is possible that at some point in the future, the shares may be eligible for clearance and settlement through a national clearing agency, which is an entity that acts as an intermediary in making payments or deliveries or both in connection with securities transactions and may permit the settlement of securities transactions without the physical delivery of subscription applications.

Q: How do I subscribe for shares?

A: You must (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q: What is the difference between the classes of shares being offered?

A: We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares. The classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only

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The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the foreseeable future, if ever. We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. Our Board of Directors, in the exercise of its fiduciary duty to our stockholders, may determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our stockholders. A liquidity event could include, among other things, (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for investors to achieve liquidity, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See "Share Repurchase Program" for a detailed description of our share repurchase program. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. However, the completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will complete a liquidity event within our proposed timeframe or at all. If we do not successfully complete a liquidity event, liquidity for an investor's shares will be limited to our share repurchase program, which we have no obligation to maintain.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in the best interest of our stockholders, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, and the potential for stockholder liquidity. If our shares are listed, we cannot assure you that a public trading market will develop. Further, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.

Our securities are not currently listed on any securities exchange, and we do not expect a public market for them to develop in the foreseeable future, if ever. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

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investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement, we intend to commence repurchase offers to allow you to sell us your shares on a quarterly basis at a price equal to the net asset value per share of our common stock most recently disclosed in a periodic filing with the SEC immediately prior to the date of repurchase. The share repurchase program will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan, although at the discretion of our Board of Directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter; (3) unless you submit all of your shares for repurchase by us, you must submit at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $5,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. Our Board of Directors may amend, suspend or terminate the repurchase program upon 30 days' notice. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in our offering. As a result, to the extent investors have the ability to sell their shares to us as part of our share repurchase program, the price at which an investor may sell shares, which will be the net asset value per share of our common stock most recently disclosed in a periodic filing with the SEC immediately prior to the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in our offering.

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initially is appropriate for the long-term nature of the assets in which we invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds—instead of managing to quarterly market expectations—and to pursue our investment objective without subjecting our investors to the daily share price volatility associated with the public markets because our shares will not be listed on a national securities exchange. To provide our stockholders with limited liquidity, we intend to conduct quarterly repurchase offers pursuant to our share repurchase program beginning with the first calendar quarter following the one-year anniversary of the date that we meet our minimum offering requirement. This will be the only method of liquidity that we offer prior to a liquidity event. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See "Share Repurchase Program." Therefore, stockholders may not be able to sell their shares promptly or at a desired price.

Our shares are not currently listed on an exchange, and we do not expect a public market to develop for them in the foreseeable future, if ever.

We intend to pursue a liquidity event for our stockholders, such as a public listing of our shares, immediately following the completion of this offering, subject to then-current market conditions. We expect that it may take up to three years after the completion of this offering to complete a liquidity event. We intend to continue this offering for up to three years and this offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event we determine in our sole discretion to cease offering additional shares for sale to investors. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. The completion of a liquidity event is in the sole discretion of our Board of Directors, and depending upon the event, may require shareholder approval, and there can be no assurance that we will be able to complete a liquidity event within our proposed timeframe or at all.

We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To continue to qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, to qualify for RIC tax treatment we must distribute to our stockholders, for each taxable year, at least 90% of our "investment company taxable income," which is generally our ordinary income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses.

We will be subject to certain regulatory restrictions in making our investments. For example, we generally will not be permitted to co-invest with certain entities affiliated with our Adviser in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC or co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. However, we will be permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. We may seek exemptive relief from the SEC to engage in co-investment transactions with our Adviser and/or its affiliates. However, there can be no assurance that we will seek or obtain such exemptive relief. Even if we receive exemptive relief, neither our Adviser nor its affiliates are obligated to offer us the right to participate in any transactions originated by them. Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates only in accordance with existing regulatory guidance.

To seek to enhance our returns, we may borrow money from time to time at the discretion of our Adviser within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one-third of our assets) when the terms and conditions available are favorable to long-term investing and well-aligned with our investment strategy and portfolio composition. We do not plan to incur

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outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Our three classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers. If you are eligible to purchase multiple classes of shares, you should consider, among other things, the amount of your investment, the length of time you intend to hold the shares, the selling commission and fees attributable to each class of shares. Before making your investment decision, please consult with your financial advisor regarding your account type and the classes of shares you may be eligible to purchase.

Preferred Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. The cost of any such reclassification would be borne by our existing common stockholders. Prior to issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our gross assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two full years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. However, we do not currently have any plans to issue preferred stock.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the

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with the 1940 Act. If this resolution is repealed, or our Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Share Repurchase Program

Our charter contains provisions governing our share repurchase program.

Beginning with the first calendar quarter following the one-year anniversary of the date that we meet the minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our Board of Directors unless, in the judgment of our Board of Directors, such repurchases would not be in the best interests of our stockholders or would violate applicable law. In months in which we repurchase shares, we will conduct repurchases on the same date that we hold our first closing in such month for the sale of shares in this offering.

We will limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of shares that we offer to repurchase may be less in light of the limitations noted below. At the discretion of our Board of Directors, we may use cash on hand, cash available from borrowings and cash from the sale of investments as of the end of the applicable period to repurchase shares. In addition, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of our shares under our distribution reinvestment plan. We will offer to repurchase such shares at a price equal to the net asset value per share of our common stock most recently disclosed in a periodic filing with the SEC immediately prior to the date of repurchase.

In connection with its consideration of whether to repurchase shares, our Board of Directors will consider any requests it has received from stockholders. If you wish to submit your shares to be repurchased, you must either submit at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to submit only a portion of your shares, you must maintain a minimum balance of $5,000 worth of shares following any repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. Further, we will not be obligated to repurchase shares if doing so would violate restrictions on distributions under applicable federal or Maryland law prohibiting distributions that would cause us to fail to meet statutory tests of solvency. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code and the 1940 Act.

While we intend to conduct quarterly repurchases of our shares as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account. See "Share Repurchase Program."

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PLAN OF DISTRIBUTION

General

This is a continuous offering of our shares as permitted by the federal securities laws. We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares. We are offering to sell any combination of our shares with a dollar value up to the maximum offering amount. The classes of shares differ with respect to the sales load you must pay. For example, you will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock.

Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.

We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for three years. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase is $1,000 of our shares. We will not sell any shares unless we raise gross offering proceeds of $2.0 million, all of which must be from persons who are not affiliated with us or our Adviser, by one year from the date of this prospectus. Additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending meeting the minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If we do not raise gross offering proceeds of $2.0 million by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest) and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Upon meeting the minimum offering requirement as noted above, funds will be released from escrow to us within approximately 30 days and investors with subscription funds held in the escrow will be admitted as stockholders as soon as practicable, but in no event later than 15 days after such release. The dealer manager will notify the network of selected broker-dealers once the minimum offering requirement has been attained. The selected broker-dealers will, in turn, notify the registered representatives, who obtain subscription documents from investors.

The dates on which we will accept subscriptions will be the first business day of each week. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first closing. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first closing for the sale of shares in this offering.

Subsequent to meeting the minimum offering requirement, we will then sell our shares on a continuous basis at closings at an initial offering price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price that is below net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a non-temporary 5% decrease below our current net offering price, we will reduce our offering price accordingly. We consider any decrease existing at the end of two consecutive fiscal quarters to be non-temporary.

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may also make certain sales directly to these groups designated by management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions or the dealer manager fee payable in connection with sales to such institutional investors and affiliates. Our Adviser and its affiliates will be expected to hold their shares purchased as stockholders for investment and not with a view towards distribution.

We are offering to the public three classes of shares, Class R shares, Class RIA shares and Class I shares, which differ with respect to the sales load you must pay. You will pay (i) selling commissions and dealer manager fees for the purchase of our Class R shares, (ii) dealer manager fees, but no selling commissions, for the purchase of our Class RIA shares and (iii) no selling commissions or dealer manager fees for the purchase of our Class I shares. However, regardless of class, each share of our common stock will have identical rights with respect to voting and distributions, and will likewise bear its own pro rata portion of our expenses and have the same net asset value as each other share of our common stock. Class R shares are available to the general public. Class RIA shares are only available to accounts managed by registered investment advisers. Class I shares are available for purchase in this offering only through (1) fee-based programs, also known as wrap accounts, of investment dealers, (2) participating broker-dealers that have alternative fee arrangements with their clients, (3) certain registered investment advisors or (4) bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers.

To the extent permitted by law and our charter, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

We are offering volume discounts to investors who purchase more than $500,000 worth of our shares through the same selected broker-dealer in our offering. The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares.

Dollar Amount of Shares Purchased	Purchase Price per Incremental Unit in Volume Discount Range[(1)]	Reduced Commission Rate
$1,000 - $500,000	$10.00	7.0%
$500,001 - $750,000	$ 9.90	6.0%
$750,001 - $1,000,000	$ 9.80	5.0%
$1,000,001 - $2,500,000	$ 9.70	4.0%
$2,500,001 - $5,000,000	$ 9.60	3.0%
$5,000,001 and up	$ 9.50	2.0%

(1) Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, assuming a price per share of $10.00, a purchase of $1.25 million of shares would result in a weighted average purchase price of $9.88 per share as shown below:

- $500,000 at $10.00 per share (total: 50,000 shares) and a 7.0% commission;
- $250,000 at $9.90 per share (total: 25,252.525 shares) and a 6.0% commission;

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Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written submissions for repurchase of shares from our stockholders.

In order to submit shares to be repurchased, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the repurchase offer, stockholders may withdraw their submissions by sending a notice of withdrawal to us.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction, including laws that prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

While we intend to conduct quarterly repurchase offers as described above, we are not required to do so and may suspend or terminate the share repurchase program at any time. Also, if you invest through a fee-based program, also known as a wrap account, of an investment dealer, your liquidity may be further restricted by the terms and conditions of such program, which may limit your ability to request the repurchase of your shares that are held in such account.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may submit shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not submit its shares for repurchase as long as our Adviser remains our investment adviser.

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